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                                                      Filed by Havas Advertising
                           Pursuant to Rule 425 under the Securities Act of 1933

                                         Subject Company:  Snyder Communications
                                                 Commission File No.:  333-43362

On September 25, 2000, Havas Advertising issued the following press release related to the proposed acquisition of Snyder Communications, Inc. by Havas Advertising. INFORMATION CONCERNING THE PARTICIPANTS IN THE PROXY SOLICITATION IS SET FORTH IN THE REGISTRATION STATEMENT ON FORM F-4 OF HAVAS ADVERTISING ON FILE WITH THE SEC (COMMISSION FILE NO. 333-43362). INVESTORS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEB SITE, WWW.SEC.GOV.



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Press release

                   HAVAS ADVERTISING - 1st  HALF YEAR  2000

            NET INCOME FROM CURRENT OPERATIONS AND GROSS INCOME UP
                         54.6% AND 38.8%, RESPECTIVELY

Havas Advertising reports strong results as it prepares to complete the Snyder
 Communications acquisition to create the fourth largest communications company worldwide


Levallois, France, September 25, 2000 ---

Results for the first half of the fiscal year 2000 for the Havas Advertising Group headed by Alain de Pouzilhac, are presented below :

I. RESULTS FOR THE FIRST HALF OF FISCAL YEAR  2000
--------------------------------------------------

In million euro            30.06.00          30.06.99       Increase
----------------------------------------------------------------------
                                             Pro forma*
----------------------------------------------------------------------

----------------------------------------------------------------------
RE-STATED BILLINGS             4917              3543         +38.8%
----------------------------------------------------------------------
GROSS INCOME                    737               531         +38.8%
----------------------------------------------------------------------
EBIT                             96                66         +46%
----------------------------------------------------------------------
EBIT / GI                        13%             12.5%
----------------------------------------------------------------------
CURRENT INCOME**                 43                28         +54.6%
(GROUP SHARE)
----------------------------------------------------------------------
NET CURRENT INCOME***            45                29         +53.1%
(GROUP SHARE)
----------------------------------------------------------------------

*new method for consolidated accounts
**before extraordinary items and goodwill amortization
***after extraordinary items and before goodwill amortization

Havas Advertising 1st half results do not take into account the Snyder Communications acquisition. Havas Advertising's attributable net current income increased by 54.6%, reaching 42.9

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million euro. Excluding extraordinary items, Group share net current income was
44.6 million euro, up by 53.1%.
Attributable net income after amortization of goodwill was 28.6 million euro, an increase of 41.7%.
Havas Advertising's billings and gross income both climbed by 38.8% in the first half of FY 2000. These are among the best reported results in the industry. On a like-for-like basis, the increase was 20.6%. Excluding contributions by acquisitions and adjusting for currency fluctuations, the Group had organic growth of 12.9%.

In line with objectives, Group profitability continued to improve, with a rate of EBIT to gross income on June 30, 2000 of 13%, compared with 12.5% on the previous period.


II. KEY EVENTS
--------------

1. Snyder Communications acquisition

For the Havas Advertising Group, the beginning of the year 2000 was marked by the agreement to acquire Snyder Communications in an all stock transaction wherein Snyder SNC shareholders would receive new shares of Havas Advertising to be listed on Nasdaq in the form of American Depositary Shares (ADSs) under the symbol "HADV".

Effective September 25 Havas Advertising's stock trading symbol on the Paris Stock Exchange, previously "EU" will become "HAV".

Shareholders of both companies today are voting to approve the transaction, which would then be expected to become effective at close of business on September 26th, with Havas Advertising ADSs expected to begin trading on the Nasdaq on September 27th. The final exchange ratio is expected to be set later today, in which case it is expected that each share of SNC common stock would be exchanged for 1,3710 Havas Advertising ADS.

This acquisition allows the Group to become the world fourth largest group in advertising and communications services* and to considerably strengthen its four divisions - Euro RSCG Worldwide, Campus (becoming Arnold Worldwide Partners after the closing of the Snyder Communications acquisition), Diversified Agencies Group et Media Planning Group- by integrating the four component parts of Snyder Communications (Arnold Communications, Bounty SCA Worldwide, Brann Worldwide and Circle.com).
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2. Major new business

In the first half of 2000 Havas Advertising also acquired new major accounts. Net gains in new business for the period total Euro 1 338 million in billings, for an increase of 41% over the first half of 1999 (Euro 949 million).

Main new business gains are the following:

Euro RSCG Worldwide : Subway, Astrazeneca, Alliance-Air France,Tusa Financial Sces, Alberto Culver, CNN.
Campus (Arnold Wordwide Partners) : Toshiba Europe, Real Estate Web, Carrefour, Liberty Surf, IQ Publishing, RAC, VIAG Interkom.
Media Planning Group : Reckitt Benckiser, Thomson, Orange Intl, Sky Team, Self Trade, Reed Intl, Bayer, Cervezas, Bongrain, Heineken, Packard, Yoplait, Candia. Diversified Agencies Group : Leclerc,IBM, CIC, AA, Microsoft, Airprime, Lucent, Europ@web, E-IDC,World Cup Morocco 2006.

Dot-coms account for approximately 20% of this new business.

3. Strengthening of the four divisions

Apart from the Snyder acquisition, which is not included in the financial results for the first half of FY 2000, Havas Advertising has continued over the first nine months of the year to consolidate its four divisions through sustained external growth. As a result, the Group has enhanced its position in strategic activities such as marketing services which are the most dynamic segments of the industry, and which also generate superior profitability.

Euro RSCG Worldwide
  Agencies acquired: The Tyee Group, Meridian Consulting, Middleberg, Kratz & Jensen ( USA ), Remtulla (Canada) Integrated Options (Australia).
Campus (which will become Arnold Worldwide Partners after the closing of the Snyder Communications acquisition)
  Agencies acquired: Age (Brazil), Vickers & Benson (Canada)
Diversified Agencies Group
  Agencies acquired: W&Cie, Altid, Telog, ISL (France), Hudson Sandler (Great Britain)
Media Planning Group
  Setting up of the international network Media Contacts.
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III. Outlook for 2000
---------------------

Havas Advertising Group confirms its excellent outlook for the year 2000.

The Group, after the integration of Snyder Communications, should have several key strengths that give it confidence for the upcoming months:
  . Critical mass (world's 4th largest)*
  . More than 50% of client base in the five categories growing at about twice the market rate
  . Key player in US (45% of revenues), leading position in Europe
  . World's largest base of marketing services, excellent balance between marketing services (60% of gross income) vs traditional advertising (40% of gross income)
  . Interactive leader in advertising field
  . Synergies between the 4 components of Snyder and the four divisions of Havas
    Advertising expected to be on full year basis targeted at between 40 and 57 million euro
  . Management depth and stability

Alain de Pouzilhac, Chairman and Chief Executive Officer, commented "These very good results confirm that our Group is in excellent health and that we have made the right strategic decisions.

These first half results are far ahead of the objectives of our three year plan submitted to investors and our shareholders in 1998. As a result, we are raising our year 2000 objectives for gross income growth to 27-32% and our organic growth rate to 12-15%, including the impact of the Snyder acquisition." Mr. de Pouzilhac concluded: "I am extremely pleased and proud of our Nasdaq listing scheduled for September 27 and our ability to welcome the same day the 4 companies of Snyder Communications (Arnold Communications, Bounty SCA Worldwide, Brann Worldwide and Circle.com).
Synergies between the 4 components of Snyder and the four divisions of Havas Advertising, integration of top managers, each complementary to our own management, overall profitability of these new companies acquired, world growth potential of the Group's new clients, dynamic development of Havas Advertising for the past 5 years, both in terms of income and profitability, benefits from a buoyant market and from our clients healthy position, lead us to believe that 2001, just like 2000, will be an excellent year for the New Havas Advertising.

Havas Advertising is scheduled to release billings for the first nine months of 2000 in the first half of November 2000.

A webcast of today's Extraordinary General Meeting of Havas Advertising shareholders, during which 1st half results will be presented, can be accessed live on the company's website www.havas-advertising.com . Beginning at 4.00 PM
                              -------------------------
(Paris time), 10.00 AM (NY time) this broadcast will be available from September 26 to October 4 inclusive.
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About Havas Advertising

Havas Advertising (Paris Stock Exchange: HAV.PA, effective September 25,
Nasdaq: HADV, effective 27) is the world's fourth largest communications group, after the Snyder Communications acquisition.* Based in Paris, Havas Advertising has four operating divisions - Euro RSCG Worldwide, headquartered in New York, NY, Media Planning Group in Barcelona, Spain, Diversified Agencies Group in Paris, France and Arnold Worldwide Partnership, headquartered in Boston, Massachusetts. Havas Advertising brings a multicultural approach to its business that distinguishes it from other major communications companies. Havas Advertising has a presence in 75 countries. Havas Advertising offers a complete line of communications services, including general advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, sports marketing, human resources, multimedia interactive communications and public relations. With the Snyder Communications acquisition, Havas Advertising now has a worldwide presence of over 250 agencies and a staff of approximately 20,000.

Further information on Havas Advertising can be found on the company's web site at: www.havas-advertising.com or in Havas Advertising's registration statement
    -------------------------
on Form F-4 filed with the SEC (SEC file #333-43362), which may be obtained free of charge at the SEC's website, www.sec.gov. Further information about the
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calculation of the number of Havas Advertising ADSs to be issued to holders of
Snyder Communications SNC stock can also be found in Havas Advertising's registration statement.


Contacts :   Julie-Emilie Ades:   (33 1)  41 34 30 16
             Alain Camon:         (33 1)  41 34 30 51
             Robert McCann:       (33 1)  41 34 36 32
             CorpCom@havas-advertising.fr
             -------------------------------

 * Advertising Age Annual Agency Report ranking, April 24, 2000 and pro forma for Snyder Communications acquisition.


"FORWARD-LOOKING INFORMATION
This document contains certain "forward-looking statements" about the proposed merger of Havas Advertising and Snyder Communications. These include statements regarding the anticipated tax consequences, and anticipated future operating results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Certain factors that could cause actual results to differ materially from expected results include difficulties in
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integrating the Snyder Communications companies with the Havas Advertising divisions, and changes in general economic conditions that may adversely affect the businesses in which Havas Advertising and Snyder Communications are engaged and changes in the securities markets.


ADDITIONAL INFORMATION
Havas Advertising and Snyder Communications filed a proxy statement/prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are able to obtain the documents free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the SEC by Havas Advertising are free of charge from its Secretaire General, at 84, rue de Villiers, 92683 Levallois-Perret Cedex, France, 33-1-41 34 30 00. Documents filed with the SEC by Snyder Communications are available free of charge from its Corporate Secretary at 6903 Rockledge Drive, Bethesda, Maryland 20817, 301-571-6265.

Snyder Communications and its directors, executive officers and certain other members of Snyder Communications management and employees may be soliciting proxies from Snyder Communications shareholders in favor of the merger. Information concerning the participants in the proxy solicitation is set forth opposite the first seven beneficial owners listed in Item 12 of the Annual Report on Form 10-K of Snyder Communications for the year ended December 31, 1999 on file with the SEC (Commission File No. 1-12154). Information concerning the participants in the proxy solicitation will also be set forth in the proxy statement/prospectus when it is filed with the SEC. Investors will be able to obtain these documents free of charge at the SEC's web site, www.sec.gov.
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